UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AMGEN INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37702	95-3540776
(State or other jurisdiction of corporation)	(Commission File Number)	(IRS Employer Identification No.)

One Amgen Center Drive, Thousand Oaks, CA	91320-1799
(Address of principal executive offices)	(zip code)

Venkata Yepuri

Amgen Inc.

(805) 313-1449

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD is filed by Amgen Inc. (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2015, to December 31, 2015.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and has been posted on Amgen’s external website at http://www.amgen.com/conflictmineralsreport. References in this Form SD to the Company’s website are not intended to function as hyperlinks and the information contained on the Company’s website is not intended to be part of this Report.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMGEN INC.

Date: May 31, 2016	By:	/s/ David W. Meline
	Name:	David W. Meline
	Title:	Executive Vice President and Chief Financial Officer